Filed by Terra Nova Royalty Corporation pursuant to Rule 425 under the Securities Act of 1933
Subject Company:	Terra Nova Royalty Corporation
Commission File No.:	001-04192
NOTICE OF COMPULSORY ACQUISITION
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
You are required under the Companies Act (Barbados) to send the certificates for your class A common shares of Mass Financial Corp. c/o BNY Mellon Shareowner Services by no later than 20 days after receiving this Notice. This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.
OFFER BY TERRA NOVA ROYALTY CORPORATION AND
TTT ACQUISITION CORP.,
ITS WHOLLY-OWNED SUBSIDIARY,
to acquire
all the outstanding class A common shares of
OF MASS FINANCIAL CORP.
NOTICE PURSUANT TO THE PROVISIONS OF SECTION 187 OF THE
COMPANIES ACT
November 30, 2010
TO:    HOLDERS OF CLASS A COMMON SHARES OF MASS FINANCIAL CORP.
Terra Nova Royalty Corporation and TTT Acquisition Corp., its wholly-owned subsidiary (the “Offeror”), made an offer to all holders (the “Shareholders”) of the class A common shares (“Common Shares”) of Mass Financial Corp. (“Mass ”) to purchase all of the outstanding Common Shares by way of a take-over bid (the “Offer”). The Offer was made on the basis of one Terra Nova Royalty Corporation common share (the “Terra Nova Shares”) for each Common Share of Mass. The Offer expired at 11:59 pm (New York time) on November 8, 2010. Pursuant to the Offer, The Offeror acquired approximately 93% of the outstanding Common Shares of Mass, excluding Common Shares already held by Terra Nova Royalty Corporation.

The Offeror hereby gives you notice that it is exercising its right under sections 186 to 196 of the Companies Act (Barbados) to acquire (the “Compulsory Acquisition”) all of the Common Shares not acquired by it under the Offer.
Compulsory Acquisition
Pursuant to section 187 of the Companies Act, within 20 days after receiving this Notice you are required to elect:
(a)	to transfer your Common Shares to the Offeror care of BNY Mellon Shareowner Services (“BNY Mellon”), the paying agent under the Compulsory Acquisition, on the basis of one Terra Nova Share for each Common Share; or
(b)	to demand payment of the fair value of your Common Shares in accordance with applicable provisions of the Companies Act by notifying the Offeror within 20 days after receipt of this Notice at the address of BNY Mellon set out below.
You will be deemed to have received this Notice on December 3, 2010.
The Offeror must receive notice of your election, regardless of which alternative set forth in paragraphs (a) and (b) above you elect, through BNY Mellon at or before 11:59 pm (New York time) on December 23, 2010. If you do not notify the Offeror in accordance with the election options above by that deadline, or if an election is improperly made at such time, you will be deemed to have elected to transfer your Common Shares to the Offeror on the basis referred to in paragraph (a) above.
The Offeror will, within 20 days of the sending of this Notice, give to Mass, or its agent, consideration in the form of Terra Nova Shares in an amount equal to the number of Common Shares not validly deposited under the Offer, as if the holders of such Common Shares had elected to transfer them to the Offeror pursuant to the alternative set forth in paragraph (a) above. This consideration will be held by BNY Mellon on behalf of Mass in trust for the holders of such Common Shares.
If you elect to demand payment of the fair value of your Common Shares as contemplated under the alternative set forth in paragraph (b) above, you should deliver the certificate(s) representing your Common Shares and a letter advising the Offeror of your election to BNY Mellon, by hand or by courier, by no later than 20 days after receiving this Notice. The Offeror may, within 20 days following its transfer of consideration to Mass for all the Common Shares not validly deposited under the Offer, apply to a court having jurisdiction for a determination of the fair value of your Common Shares. Failing such application, you will have a further 20 days to apply to a court having jurisdiction for a determination of the fair value of your Common Shares. If you do not apply to a court by that date, you will be deemed to have elected to transfer your Common Shares to the Offeror on the same terms as the Offer and to receive the consideration under the Offer. In that event, upon receipt of the certificate(s) for your Common Shares, BNY Mellon will provide you with the consideration to which you are entitled pursuant to the Offer.

Election Form
Enclosed with this Notice is an election form (the “Election Form”) which, if completed and returned to BNY Mellon at the address set out below so as to be received by BNY Mellon by 11:59 pm (New York time) on December 23, 2010 will constitute notice to the Offeror of your election.
You must, in all events and regardless of which alternative you elect, send all certificates representing your Common Shares to BNY Mellon, who will accept such certificates on behalf of Mass, at the following address within 20 days after receipt of this Notice (i.e. at or before 11:59 pm (New York time) on December 23, 2010):
BNY MELLON SHAREOWNER SERVICES

By Mail:	By Hand or Courier:

BNY Mellon Shareowner Services	BNY Mellon Shareowner Services
P.O. Box 3301	27th Floor, 480 Washington Boulevard
South Hackensack, New Jersey 07606	Jersey City, New Jersey 07310
Attention: Corporate Action	Attention: Corporate Action
By Facsimile (For Eligible Institutions Only)
(201) 680-4626
To Confirm Facsimile Transmissions:
(For Eligible Institutions Only)
(201) 680-4860
Delivery of the Election Form to an address or transmission via a facsimile number other than as set forth above will not constitute a valid delivery to BNY Mellon.
The method of delivery of certificate(s) representing Common Shares and your completed Election Form is at the option and risk of the Shareholder sending these documents. The Offeror recommends that these documents be delivered by hand to BNY Mellon and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of December 23, 2010 to permit delivery to BNY Mellon at or prior to 11:59 pm (New York time) on such date. Delivery will only be effective upon actual physical receipt by BNY Mellon.
If a share certificate has been lost or destroyed, mutilated or mislaid, you should contact The registrar and transfer agent for Mass, which will provide replacement instructions. If a certificate has been lost or destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the registrar and transfer agent may contact you.
If you complete and deliver to BNY Mellon the Election Form with the certificates representing your Common Shares on or before 11:59 pm (New York time) on December 23, 2010, the consideration to which you are entitled if you elect to transfer your Common Shares to the Offeror will be sent to you by mail as promptly as reasonably practicable after December 23, 2010.

The foregoing is a summary only of the Compulsory Acquisition and is qualified in its entirety by the provisions of sections 186 to 196 of the Companies Act. Sections 186 to 196 of the Companies Act are complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. You should review sections 186 to 196 of the Companies Act for the full text of the relevant statutory provisions, and if you wish to be better informed about the provisions of sections 186 to 196 of the Companies Act, you should consult your legal advisors.
Questions and requests for assistance may be directed to the Offeror at (604) 683-8286 ex 224.
Terra Nova Royalty Corporation filed a Registration Statement on Form F-4, as amended, with the Securities and Exchange Commission (“SEC”) in connection with the Offer and proposed acquisition of Mass. These documents contain important information about the transaction and should be read before any decision is made with respect to the Offer. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.
In addition to the Registration Statement on Form F-4 and the related offer materials, Terra Nova Royalty Corporation files or furnishes annual, quarterly and special reports, and other information with the SEC. You may read and copy any reports, statements or other information filed or furnished by Terra Nova Royalty Corporation at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at
1-800-SEC-0330 for more information about the operation of the Public Reference Room. Terra Nova Royalty Corporation’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

ELECTION
TO:     TERRA NOVA ROYALTY CORPORATION
C/O     BNY MELLON SHAREOWNER SERVICES
Reference is made to the notice (the “Notice”) of Terra Nova Royalty Corporation and TTT Acquisition Corp., its wholly-owned subsidiary (the “Offeror”), dated December 23, 2010 relating to the offer (the “Offer”) by the Offeror to purchase all of the outstanding class A common shares (the “Common Shares”) of Mass Financial Corp. (“Mass”) on the basis of one Terra Nova Royalty Corporation common share for each Common Share.
Pursuant to Sections 186-196 of the Barbados Companies Act, the undersigned holder of Common Shares hereby elects
(check appropriate box):
(a)	☐	To transfer its Common Shares to the Offeror on the terms on which the Offeror acquired the Common Shares of the shareholders of Mass who accepted the Offer.

OR

(b)	☐	To demand payment of the fair value of its Common Shares in accordance with the relevant provisions of the Companies Act, and hereby notifies the Offeror of such election.[1]

DATED this             day of                         , 2010.

Signature of Holder of Common Shares

Name (Please Print)

Address (Please Print)

Address (Please Print)

[1]	This or other written notice of election of (b) above must be given to the Offeror by delivery to BNY Mellon Shareowner Services by hand or by courier to BNY Mellon Shareowner within 20 days of receiving the Notice, failing which the holder will be deemed to have elected (a) above. The Offeror may, within 20 days following its provision of consideration to Mass for all the Common Shares not validly deposited under the Offer, apply to a court having jurisdiction for a determination of the fair value of your Common Shares. Failing such application, you will have a further 20 days to apply to a court having jurisdiction for a determination of the fair value of your Common Shares. If you do not apply to a court by that date, you will be deemed to have elected to transfer your Common Shares to the Offeror on the same terms as the Offer and to receive the consideration under the Offer.